Exhibit (a)(13)

CHIQUITA BRANDS INTERNATIONAL, INC.

November 4, 2014

Dear Shareholder:

We are pleased to inform you that, on October 26, 2014, Chiquita Brands International, Inc (“Chiquita”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the acquisition of all the outstanding Chiquita shares by Cavendish Acquisition Corporation (“Offeror”), a direct, wholly owned subsidiary of Cavendish Global Limited (“Parent”), at a price of $14.50 per share. Parent is jointly owned by Burlingtown UK LTD and Erichton Investments Ltd., which are affiliates of the Cutrale Group and the Safra Group, respectively.

In accordance with the Merger Agreement, Offeror has today commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of our common stock, par value $0.01 per share (“Shares”), at a purchase price of $14.50 per Share (the “Offer Price”), net to the seller in cash, without interest.

Following the consummation of the Offer and subject to the terms and conditions set forth in the Merger Agreement, Offeror will merge with and into Chiquita, with Chiquita surviving as a wholly owned subsidiary of Parent (the “Merger”). As a result of the Merger, each issued and outstanding Share (subject to certain exceptions set forth in the Merger Agreement) that is not tendered and accepted pursuant to the Offer will be cancelled and converted into the right to receive, in cash and without interest, an amount equal to the Offer Price (the “Merger Consideration”).

The board of directors of Chiquita (the “Board”) unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Chiquita and its shareholders, and (ii) approved the Merger Agreement and consummation of the transactions contemplated thereby. In addition, for the reasons described in more detail in the enclosed copy of Chiquita’s solicitation/recommendation statement, the Board adopted resolutions related to the foregoing and recommends to Chiquita’s shareholders, subject to the terms of the Merger Agreement, that they accept the Offer and tender their Shares to the Offeror pursuant to the Offer.

Accompanying this letter is (i) a copy of Chiquita’s solicitation/recommendation statement on Schedule 14D-9, (ii) Offeror’s Offer to Purchase, dated November 4, 2014, which sets forth the terms and conditions of the Offer and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Wednesday, December 3, 2014, unless extended.

On behalf of the Board and Chiquita’s management, we thank you for your support.

Sincerely,

/s/ Edward F. Lonergan

Edward F. Lonergan
President and Chief Executive Officer